May 11, 2012

Filed via Edgar

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc. Form 10-K for the Fiscal Year Ended April 29, 2011 Filed June 28, 2011 File No. 000-01667

Dear Mr. Humphrey:

Below please find our response to the comment, dated April 25, 2012, of the staff of the Securities and Exchange Commission relating to the above referenced filing of Bob Evans Farms, Inc. As requested, we have tried to provide a detailed response to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to our response.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 53

Segment Information, page 53

1. We note your response to our previous comment 4. However, based on the information you provided, we believe the economic characteristics of your Bob Evans and Mimi’s Café restaurants are not sufficiently similar enough to justify the aggregation of these two operating segments into a single reporting segment. In this regard, we do not concur with your assertion that gross margin and sales trends are more meaningful characteristics of economic similarity than operating margin. In addition, we note that (i) operating income is the sole measure of segment profit disclosed in Note 9 to your financial statements, and (ii) there is no mention of gross margin in your filings or the news releases announcing your financial results, but there is a substantial amount of disclosure with respect to operating margin. Finally, ASC 280 refers to similar long-term average gross margin only as an example of a result that would be expected if the economic characteristics of two operating segments were similar. We believe your specific facts and circumstances indicate that operating margin is used to assess segment performance. Please revise your financial statements and MD&A accordingly. If you continue to believe that aggregation is appropriate, please provide us with the reports used by your chief operating decision maker for purposes of making decisions about allocating resources and assessing segment performance for your last two fiscal-year periods.

Securities and Exchange Commission

May 11, 2012

Company Response:

We appreciate your Staff’s speaking with us about our segment reporting on May 3, 2012. We have carefully considered the Staff’s position that the economic characteristics of our Bob Evans and Mimi’s Café restaurants may not be sufficiently similar enough to justify the aggregation of these two operating segments into a single reporting segment. While we believe our business segment reporting has been appropriate, after consideration of the Staff’s position and based on our discussions on May 3, 2012, beginning with the Company’s Form 10-K for the year ending April 27, 2012, we will report the two businesses formerly aggregated as the Restaurants segment, as two separate reportable segments: Bob Evans Farms Restaurant segment, and Mimi’s Café Restaurant segment.

As we discussed, we are also filing contemporaneously with this correspondence a Form 8-K indicating the above mentioned change.

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-7521 at your convenience if you have any questions regarding this response.

Sincerely,

Bob Evans Farms, Inc.

/s/ Kevin C. O’Neil

Kevin C. O’Neil, Vice President,

General Counsel and Corporate Secretary

cc: A. Geddes, Securities and Exchange Commission